UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69736

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TradeZero America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

68 34th Street, Suite 513B
(No. and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Meyers	212-668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith & Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carnegie Center, Ste 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Haupt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradeZero America, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEPHEN A. STEFANO
Notary Public, State of New York
Reg. No. 01ST6057348
Qualified in Nassau County
Commission Expires 06/26/2023

Signature: [signature]

Title: CEO/POO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TradeZero America, Inc.

Report Pursuant to Rule 17a-5(d)
Statement of Financial Condition
and Notes to Financial Statement

For the Year Ended December 31, 2021

TradeZero America, Inc.

Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and those charged with governance of
TradeZero America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeZero America, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

March 17, 2022

TradeZero America, Inc.

Statement of Financial Condition
For the Year Ended December 31, 2021

ASSETS	
Cash	$ 2,100,348
Receivable from clearing brokers (includes deposits of $1,650,461)	3,495,835
Accounts receivable	530,780
Prepaid expenses and other assets	186,166
TOTAL ASSETS	$ 6,313,129
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 605,742
Commission payable	220,075
Due to related party	1,412,455
Accrued tax liabilities	877,768
TOTAL LIABILITIES	3,116,040
STOCKHOLDER'S EQUITY	
Common stoc, $0.001 par value, 1,000 shares authorized, issued, and outstanding	1
Additional paid in capital	1,699,683
Retained earnings	1,497,405
TOTAL STOCKHOLDER'S EQUITY	3,197,089
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,313,129

The accompanying notes are an integral part of this financial statement

Notes to Financial Statement
For the Year Ended December 31, 2021

Note 1: ORGANIZATION AND NATURE OF BUSINESS

TradeZero America, Inc. (the "Company" formerly known as Divy Equities, Inc.) was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC").

The Company provides a zero-commission trading platform for retail customers to trade U.S. Securities including stocks and options. The Company derives its income primarily by offering fee based products and services on its technology platform and by receiving order flow rebates from securities exchanges and other brokers. The Company also has a desk on the American Stock Exchange ("AMEX") where its brokers execute large orders for institutional clients.

In April of 2021, the Company's ultimate Parent Company entered into an agreement to merge with a Special Purpose Acquisition Company to take the entity and all of its subsidiaries public. As of the date of these financials, the merger has not yet completed but is expected to close in 2022.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

The Company recognizes commissions from its broker services based on a trade-date basis. Normal expenses are recorded when the obligation is incurred.

Cash

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2021, the Company had cash in excess of Federal Deposit Insurance Company ("FDIC") secured limits of $1,811,060.

ASC 606 Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration of which the entity expects to be entitled in exchange for those goods or services. As part of this analysis over the revenue recognition of ASC Topic 606 the Company examined the five steps to revenue recognition as follows:

1) Identify the contract(s) with a customer: before entering into an arrangement with a customer, an executed, defined contract is completed
2) Identify the performance obligations in the contract: Clearly identified in each contract that the performance obligation is facilitating a promised good or service
3) Determine the transaction price: Terms are clearly defined in each contract for each performance obligation.
4) Allocate the transaction price to the performance obligations in the contract: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.
5) Recognize revenue when (or as) the entity satisfies a performance obligation: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

ASC 606 Revenue Recognition (Continued)
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

A contract asset is an entity's right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. A contract liability is an entity's obligation to transfer goods or services to a customer (1) when the customer prepays consideration or (2) when the customer's consideration is due for goods and services that the entity will yet provide, whichever happens earlier. At December 31, 2021 and January 1, 2021, the Company had no contract assets or liabilities.

Commission Income - The Company earns commissions from option trade executions on the floor of the American Stock Exchange. Securities transactions are recorded on a trade date basis with related commission income also recorded on a trade date basis, which is when performance obligations have been satisfied.

Rebate Income - The Company earns rebates from securities exchanges and other executing brokers for routing trade flow through these chanels and providing liquidity to the public markets. These payments for order flow are earned on a trade date basis, which is when the performance obligations have been satisfied. The Company receives invoices from exchanges and other brokers on a monthly basis which include a break down of rebates earned throughout the month. The Company records these amounts as income at the end of each month as the amounts are not known until earned.

Fee Income - The Company earns fee income primarily for providing locates and borrow services on short stock trades as well as monthly subscription fees for using its trading platform. Stock locates are a product offered by the Company for the right to short a particular stock on a given day. Stock locate fees are earned at the point of sale, which is when the product, or right, is assigned to the customer and the performance obligation has been met. Borrow fees are charged to the customer for borrowing a stock overnight when holding a short position longer than one trading day. These fees are earned when the customer ends a trading day while still holding a short position. Platform fees are charged for the right of a customer to use the Company's platform for a monthly period. These fees are earned when a customer chooses the platform they wish to use and the customer has been given access to the platform for a monthly service period. At the end of the month, the Company collects and recognizes the revenue which is the point in which the performance obligation has been met and the services have been provided over the service period.

Interest Income - The Company earns interest income under an agreement with its clearing broker to share in the interest earned on customer's debit balances that are financed by the Company's clearing broker. This revenue stream does not fall under the scope of ASC 606.

Direct Market Access Fees and Other Client Fees - The Company is charged, by its clearing firm Apex, for Direct Market Access Fees, which it passes through to its customers. The Company also charges its clients back for various other fees resulting from their transactions incurred through Apex. These include wire fees, ACH fees, demo fees, corporate action fees, Broker Assisted trade fees and other adjustments. These revenues are recorded as the correlating expenses are incurred by the Company.

ASC 606 Revenue Recognition (Continued)

Disaggregation of the Company's revenue by major sources for the year ending December 31, 2021 is as follows:

Revenue Stream	Total Revenue
Locate Fees	$17,030,333
Rebate Income	4,864,223
Borrow Fees	2,966,781
Commission Income	2,785,611
Platform Fees	894,962
Direct Market Access Fees	562,695
Other Client Fees	306,405
Interest Income	159,206
Other Income	2,700
Total Revenue	$29,572,916

As of December 31, 2021, the Company had contract assets with counterparties as follows:

	Balance as of 12/31/2020	Additions for the year 12/31/2021	Revenue recognized for the year 12/31/2021	Balance as of 12/31/2021
Accounts Receivable:	$312,991	$3,940,268	$3,722,479	$530,780

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Leases

The Company follows ASU 2016-02 on Leases. Under the guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases).

The Company leases its facilities in Brooklyn, NY with a related party Tradezero USA Inc, on a month to month basis. The monthly lease payment is $4,000. Total rent expenses for the year ended December 31, 2021 was $48,000.

Leases (Continued)
Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as their lease is on a month to month basis and allocated through an expense sharing agreement.

Current Expected Credit Losses (CECL)
The Company follows ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU requires a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $2,688,509, which was $2,480,823 in excess of its required net capital of $207,736. The Company's aggregate indebtedness to net capital ratio was 1.16 to 1. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

Note 4: CLEARING BROKER DEPOSITS

The Company maintains a securities clearing agreement with Apex Clearing and Vision Financial. Pursuant to these agreements, the Company is required to maintain a deposit account with the clearing firm in amounts determined to be based on the Company's transaction volume. As of December 31, 2021, the Company maintained total deposits of $1,650,461, at clearing firms Apex Clearing and Vision Financial Market.

Note 5: COMMISSIONS RECEIVABLE

As of December 31, 2021, the Company had an amount of $530,780 commissions receivable to report, of which an amount of $208,416 is considered an allowable receivable for the purposes of computing net capital, and $322,364 as a non-allowable receivable due to being aged greater than 30 days.

Note 6: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. On December 31, 2021, the Company has no deferred tax asset because there are no material differences between the GAAP and tax reporting. For the year ended December 31, 2021, the components of the Income Tax expense are as follows:

Federal Income taxes	$	146,696
State Tax expense		(367,960)
Total Income Tax Expense	$	(221,264)

Note 7: FAIR VALUE MEASUREMENT

The Company follows ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the

Note 8: COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company is subject to claims and lawsuits in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company establishes an accrual for losses when the Company assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no amount within the range is considered a better estimate than any other amount, an accrual for losses is recorded based on the bottom amount of the range. Although it is not possible to predict how litigation and other claims will be resolved, the Company does not believe that any currently identified claims or litigation matters will have a material adverse effect on its financial condition or statement of operations.

In March 2021, the SEC's Division of Enforcement ("Enforcement Division") commenced an investigation into Company's social media practices and statements made by the Company's representative and the Company's ultimate Parent Company Chief Executive Officer, regarding any actual or potential collateral increases, margin requirements, and trading restrictions imposed on the Company by its clearing brokers or clearinghouse in January and February 2021, and any trading restrictions that the Company placed on its customers in that same time period. The Company believes that the expected fine related to the 2021 transactions will be at least $100,000. The Company recorded $100,000 in regulatory fees and accrued expenses for the year ended December 31, 2021 and as of December 31, 2021, respectively.

On January 18, 2022, the Company and two of its associates were served with FINRA arbitration claim by a former client. The lawsuit alleges monetary damages asserted against the Company. The Company has meritorious defenses based on upon documentary evidence and industry practice. The Company believes it is more likely than not that the claims may be dismissed or that it will prevail with its defenses.

Notes to Financial Statement
For the Year Ended December 31, 2021

Note 9: RELATED PARTY TRANSACTIONS

The activities of the Company include significant expense transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

Expenses covered by the related party include:

Technology Expenses	$	13,984,813
Compensation Expenses		271,570
Rent Expense		48,000
Professional Fees		60,000
Total	$	14,364,383